

June 23, 2011

Via Facsimile
Mr. Laurence S. Levy
Chief Executive Officer
Hyde Park Acquisition Corp. II
500 Fifth Avenue
50th Floor
New York, New York 10110

> **Re:** **Hyde Park Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-174030**

Dear Mr. Levy:

We have reviewed your amended registration statement and response letter dated June 10, 2011 have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

General, page 1

1. We note your revised disclosure in response to comment 7 of our letter dated June 2, 2011. We reissue our comment to provide Return on Investment since the SPAC formation for Rand Logistics and Essex Rental on an annual basis. In addition, disclose what the initial $10.00 investment is worth as of the most recent practicable date. If dividends have been paid, also disclose.

Stockholder approval procedures if meeting held, page 15

2. Revise your disclosure in Risk Factors to more fully describe when potential investors may be considered to be acting in concert or as a "group". Additionally, clearly state

who will be making this determination and whether potential investors will be given an opportunity to disprove any such determination. In addition, we note your response to comment 12 of our letter dated June 2, 2011. We are still reviewing your analysis and may have additional comments.

Risk Factors

If we purchase shares using trust fund proceeds…, page 35

3. Revise this risk factor to state that you will not be making purchases under Rule 10b-18. In addition, provide more detail regarding what will happen if you are subject to liability as a result of your purchases. In addition, describe the risk to holders of not knowing when these purchases will be made and if made, when they will terminate.

Our outstanding warrants may have an adverse effect on the market price…, page 38

4. Revise this section to more fully describe how many convertible warrants may be issued in payment of working capital loans. In addition, describe the compensation expense that will be incurred as a result of issuing warrants at $.75 when the stock price will be considerably higher.

Management, page 80

5. We note your response to comment 23 of our letter dated June 2, 2011. Please add a table to this section which summarizes the entities to which your officers and directors currently have fiduciary duties or contractual obligations by listing the individual, the entity, the entity's business and the individual's affiliation.

Exhibit 5.1

6. Please revise your legal opinion to state that the shares of common stock will be duly authorized.

Mr. Laurence S. Levy
Hyde Park Acquisition Corp. II
June 23, 2011
Page 3

   Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

             Sincerely,

             /s/ Michael R. Clampitt

             Michael Clampitt
             Senior Attorney

cc.   Jeffrey M. Gallant, Esq.
    Graubard Miller LLP
    (212) 818-8881